Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

September 15, 2015

VIA EDGAR

Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Legacy Reserves LP
Form 10-K for Fiscal Year Ended
December 31, 2014
Filed February 27, 2015
Response Dated July 8, 2015
File No. 1-33249

Dear Mr. Horowitz:

Legacy Reserves LP, a Delaware limited partnership (“Legacy,” “we,” “us,” or “our”), has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2015, with respect to Legacy’s Form 10-K for the Fiscal Year ended December 31, 2014 filed with the Commission on February 27, 2015, File No. 001-33249.  Based upon the nature of the comments, Legacy will need more time to prepare its response.  Accordingly, as previously discussed with the Staff, we will submit a response to the Staff’s comment letter on or before September 29, 2015.

Please direct any questions you have with respect to the foregoing to the undersigned at 432-689-5200 or George J. Vlahakos at 713-220-4351.

Sincerely,

/s/ James Daniel Westcott
James Daniel Westcott
Chief Financial Officer

cc:                                George J. Vlahakos

Andrews Kurth LLP